Filed by Lockheed Martin Corporation

and Abacus Innovations Corporation

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Lockheed Martin Corporation

Commission File No.: 001- 11437

Abacus Innovations Corporation

Commission File No. 333-210797

The following is a letter sent to participants in the Sandia Corporation Savings and Income Plan on August 4, 2016.

Re: Additional Information about the Lockheed Martin Corporation Exchange Offer

Dear Participant:

As we previously notified you, Lockheed Martin Corporation (“LMC”) has announced that pursuant to an exchange offer, each LMC stockholder, including of the Sandia Corporation Savings and Income Plan (the “Plan”), is being offered the opportunity to receive shares of Abacus Innovations Corporation, a Delaware corporation and wholly-owned subsidiary of LMC (“Splitco”) in exchange for shares of LMC common stock, subject to certain terms and conditions (the “Exchange Offer”). As previously communicated, any Splitco stock will be converted into Leidos stock before being distributed to shareholders.

Although you do not need to take any action related to this Exchange Offer since State Street Bank and Trust Company will be making the decision on behalf of the Plan whether to participate, we are sending this letter to provide more detail on the potential restrictions that may apply to your account if either State Street decides to participate in the Exchange Offer, or if the Exchange Offer is undersubscribed and Lockheed elects to distribute any remaining shares of Splitco/Leidos to Lockheed shareholders.

Potential Blackouts

If State Street decides to participate in the Exchange Offer, there will be a blackout on participant activity in the Company Common Stock Fund including loans, withdrawals, distributions, and any investment changes that would move money out of the Fund (“Blackout Period”). The Blackout Period will begin two days before the Exchange Offer deadline. A blackout is necessary to perform the recordkeeping steps required in a retirement plan for an Exchange Offer. The Blackout Period will not affect your ability to make contributions or move money into the Fund from other investment options. Based on the current schedule, if State Street participates in the Exchange Offer, the Blackout Period would start at 4 p.m. Eastern time on Friday, August 12, 2016, which is two business days before the shareholder deadline of August 16, 2016 at 8 a.m. Eastern time. The Blackout Period on the Company Common Stock Fund will end once the Exchange Offer has been completed, which is expected to be on or about August 23, 2016.

Any Leidos stock received by the Plan from the Exchange Offer will be transferred once it is received by the Plan to a separate temporary Leidos Stock Fund for a short time period during which the Leidos stock in that Fund will be sold. As we previously informed you, the Plan is not intending to hold any Leidos stock. Once the Leidos stock is sold, all of the assets in the Leidos Stock Fund (which by then would be all cash) will be transferred back to the Company Common Stock Fund. The cash will then be used to purchase shares of LMC in the Company Common Stock Fund (except for amounts needed for liquidity). This process could take up to two weeks following the completion of the Exchange Offer and may not be complete until September 7, 2016.

The Leidos Stock Fund will have a blackout on all participant activity during the entire time it is in existence and will therefore not be open to any participant contributions, transfers, loans, withdrawals or transfers at any time. You should be aware that during the time the Leidos Stock Fund is holding Leidos stock and/or cash, your Plan holdings will show both Funds. Once the proceeds are moved back to the Company Common Stock Fund, the Leidos Stock Fund will be removed and you will no longer see it in your Plan account.

Also, whether or not State Street decides to participate in the Exchange Offer, if the Exchange Offer is undersubscribed, Lockheed may decide to distribute any remaining Splitco/Leidos shares to the remaining Lockheed shareholders. If that happens, a similar process to the one described above will be required in which there will be a temporary blackout to allow for proper allocation of the shares and the movement of the Leidos stock to a temporary Leidos Stock Fund. You can determine if there will be a blackout by logging on to Fidelity NetBenefits® at www.401k.com. Because there may not be time to provide advance notice of this blackout, please plan accordingly and carefully consider how the blackout could affect your account.

Federal law generally requires that you be furnished notice of a blackout period at least 30 days in advance of the last date on which you could exercise your affected rights immediately before commencement of a blackout so that you have sufficient time to consider the effect of a blackout period on your retirement plans. Federal law also permits less than 30 days of advance notice in circumstances outside of the control of the Plan Administrator for the Plan. The Plan Administrator cannot determine whether or when this Blackout Period actually occurs until 1) State Street makes its decision regarding the Exchange Offer, and 2) Lockheed has announced the Exchange Offer results, including whether the Exchange Offer was undersubscribed and if they intend to distribute any remaining Splitco/Leidos stock to Lockheed shareholders. Accordingly, this notice of the Blackout Period is being provided to you at this time.

The Plan allows you to change your investment choices at any time with respect to future contributions and existing accounts by logging on to Fidelity NetBenefits at www.401k.com or calling the Sandia Savings Plan Information and Transaction line at 800-240-4015. To be effective the same day, a change must be made by 4 p.m. Eastern time on any day the New York Stock Exchange is open.

Information was provided by Sandia National Laboratories. Fidelity Investments is not responsible for its content.

Additional Information and Where to Find It

In connection with the proposed transaction, Abacus Innovations Corporation, a wholly-owned subsidiary of Lockheed Martin created for the transaction (“Abacus”), has filed with the SEC a registration statement on Form S-4 and Form S-1 containing a prospectus and Leidos has filed with the SEC a registration statement on Form S-4 containing a prospectus. Lockheed Martin has filed a Tender Offer Statement on Schedule TO which more fully describes the terms and conditions of the exchange offer. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENTS/PROSPECTUSES AND ANY AMENDMENTS WHEN THEY BECOME AVAILABLE AS WELL AS ANY OTHER RELEVANT DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PARTIES AND THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the prospectuses and other documents filed with the SEC by Lockheed Martin, Abacus and Leidos at the SEC’s website at http://www.sec.gov. Free copies of these documents and each of the companies’ other filings with the SEC also may be obtained from the respective companies’ websites at http://www.leidos.com (Leidos) and http://www.lockheedmartin.com (Lockheed Martin).

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.